UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934
For the month of April 2023

Commission File Number: 1-32754

BAYTEX ENERGY CORP.
(Exact name of registrant as specified in its charter)
2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Baytex Energy Corp.’s registration statement on Form F-4 (File No. 333-199099) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The following document attached as an exhibit hereto is incorporated by reference herein:

Exhibit No.	Document
99.1	Form 51-102F3 – Material Change Report re Private Note Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY CORP.

/s/ Chad L. Kalmakoff
Name:	Chad L. Kalmakoff
Title:	Chief Financial Officer

Dated: April 20, 2023